March 25, 2020

A. Terry Ray
Chief Executive Officer
Carriage House Event Center, Inc.
6521 Ocaso Drive
Castle Pines, Colorado, 80108

       Re: Carriage House Event Center, Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed March 13, 2020
           File No. 333-236117

Dear Ms. Ray:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 24, 2020 letter.

Amendment No. 1 to Registraton Statement on Form S-1

Cover Page

1. We note your response to prior comment 1. Please revise the cover page to disclose how the share ownership and voting power of your chief executive officer and sole director will change if less than 100% of the offered shares are sold.
Our president and secretary have conflicts of interest, page 8

2. We note your response to prior comment 3 and re-issue the comment in part. Please revise this risk factor to discuss the other activities of your president and secretary. Your revised disclosure should describe the nature your executive officers' other actitives and the amount of time each individual devotes to the company each week.
 A. Terry Ray
Carriage House Event Center, Inc.
March 25, 2020
Page 2
Because we will likely have fewer than three hundred shareholders of record, page 10

3. Please reconcile this risk factor and the immediately preceding risk factor to clarify whether you intend to register your securities under Section 12. In addition, please clarify that your reporting obligation under Section 15(d) will suspend automatically if you have fewer than 300 shareholders and that such suspension does not require action by the company as may be inferred from your statement that you will "likely" be able to terminate your reporting obligations.
Description of Busines, page 18

4. We note your response to prior comment 10 and re-issue in part. Please describe in greater detail the specific challenges (including, but not limited to, funding) related to construction of the event center. For example, please expand your discussion of the process for, and associated costs related to, regulatory permitting, site identification, personnel acquisition, and third party vendor selection. In addition, please disclose when you expect to start and complete each stage of your project.
Exhibits

5. Please file your promissory note agreements under separate exhibit numbers.
General

6. We note your response to prior comment 15 where you state that you are not a shell company because you have conducted various research activities since 2010. Given the nature of your activities, we are unable to agree, without further analysis, that you are not a shell company as defined in Rule 405 under the Securities Act of 1933. It appears that you have no or nominal operations and assets consisting solely of cash or cash equivalents. Revise your disclosure on the cover page to state that you are a shell company and add a risk factor that highlights the consequences of your shell company status. Discuss the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies, and the conditions that must be
FirstName LastNameA. Terry Ray
       satisfied before restricted and control securities may be resold in reliance on Rule 144.
Comapany NameCarriagepotential impact on your ability to attract additional capital through
       Also, describe the House Event Center, Inc.
March subsequent unregistered offerings.
       25, 2020 Page 2
FirstName LastName
 A. Terry Ray
FirstName LastNameA. Terry Inc.
Carriage House Event Center, Ray
Comapany2020
March 25, NameCarriage House Event Center, Inc.
Page 3
March 25, 2020 Page 3
FirstName LastName
       You may contact Patrick Kuhn at (202) 551-3308 or Bill Thompson at (202) 551-3344 if
you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Erin Jaskot at (202) 551-3442 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:      William B. Barnett, Esq.